May 21, 2026

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
10953 N. Frank Lloyd Wright Boulevard, Suite 108
Scottsdale, AZ 85259

        Re: CBD Life Sciences Inc.
            Offering Statement on Form 1-A
            Filed May 15, 2026
            File No. 024-12761
Dear Lisa Nelson:
       This is to advise you that we do not intend to review your offering statement.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:     Donnell Suares, Esq.